Filed by DISH Network Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

Press Release, “DISH: CFIUS Agreement Fails to Adequately Address the Significant National Security Risks of SoftBank-Sprint,” dated May 29, 2013

DISH: CFIUS Agreement Fails to Adequately Address the Significant National Security Risks of SoftBank-Sprint

ENGLEWOOD, Colo. — (Business Wire) —  DISH Network (NASDAQ: DISH) responded to news today that the Committee for Foreign Investment in the United States (CFIUS) has approved SoftBank Corporation’s acquisition of Sprint Nextel Corporation, subject to certain conditions.

The following statements can be attributed to Stanton Dodge, DISH executive vice president and general counsel:

“We believe the U.S. government should proceed with deliberation and caution in allowing assets of national strategic importance — such as the Sprint fiber backbone and wireless networks — to be owned and operated by a foreign company with significant ties to China.  Oversight and accountability for these assets are critical at a time when offshore cyber attacks, including the hacking of weapons systems designs, continue to rise. Congress should take a close look at the CFIUS review process in this instance.

DISH provided the following responses to the specific conditions of the undisclosed National Security Agreement as reported by SoftBank:

“SoftBank and Sprint must appoint an independent member to the New Sprint board of directors to serve as the Security Director. The Security Director will be approved by the [U.S. Government] USG Parties, oversee Sprint’s compliance with the National Security Agreement and serve as a contact for the USG Parties on all security-related matters.  In addition, the Security Director is required to have expertise and experience with national security matters, be a U.S. resident citizen, and hold appropriate security clearances.”

•                  While the requirement to have an appropriately credentialed Security Director approved by the U.S. government is very common to CFIUS agreements, it does little to address the practical risks of national security breaches, including cyber attacks, because hacking on the ground is not often detected in the boardroom.

“Once Sprint either obtains operational control of Clearwire or consummates its proposed acquisition of Clearwire, USG Parties will have a one-time right to require Sprint to remove and decommission by December 31, 2016 certain equipment deployed in the Clearwire network.”

•                  This key provision of the agreement may well never become effective if Sprint does not acquire 100 percent of the equity of Clearwire (and, at a minimum, it appears unlikely that Crest Financial will tender its shares to Sprint) or Sprint does not obtain operational control of Clearwire (and Sprint has been arguing vociferously at the FCC that it does not have such control today despite being a majority shareholder of Clearwire and having the right to appoint a majority of the Clearwire board). Therefore, this provision may ultimately prove to be illusory.

•                  There is also a long time between now and the end of 2016 — creating an immense period of interim vulnerability. Further, this provision does nothing to ensure that SoftBank does not, after 2016, re-introduce similar equipment to the Clearwire network.

“The USG Parties will have the right to review and approve certain network equipment vendors and managed services providers of Sprint, as well as of Clearwire once Sprint completes its proposed acquisition of Clearwire.”

•                  The U.S. government itself has been the victim of numerous cyber attacks. As a result, its “review and approval” of equipment vendors and service providers cannot insure against national security breaches. Just this week, there have been reports that many critical U.S. defense systems have been hacked by Chinese attackers.

•                  Sprint has numerous contracts with the U.S. government, transmitting confidential and possibly classified information. Foreign ownership of the network and facilities transmitting this data creates serious national security concerns for the federal government.

The attempted acquisition of several strategic U.S. port operations by Dubai Ports World in 2006 was ultimately scuttled on national security grounds, despite having initially received clearance from CFIUS.

SoftBank-Sprint is potentially more dangerous from a national security perspective than the Dubai Ports World proposal for the following reasons, among others:

•                  In the Dubai Ports matter, the foreign acquirer was not acquiring the ports themselves but rather a company that helped manage operations at the ports.

SoftBank, by contrast, is seeking to own and operate Sprint’s nationwide fiber backbone and wireless networks.

•                  Sprint is a leading contractor to the U.S. government and has multiple contracts with the U.S. Department of Defense

•                  The assets at issue in this case — nationwide fiber backbone and wireless networks of national strategic importance — are even more vulnerable than maritime ports and are the subject of significantly more frequent and threatening activity.

•                  Telecom infrastructure, a mix of hardware and bits, is more difficult to police than the cement-and-mortar ports.

•                  The timing of this transaction compels action more urgently than the Dubai Port World controversy, coming as it does on the heels of the discovery that China, with which SoftBank has a number of links, has hacked U.S. weapons systems designs.  At a time when the President plans to press the issue of weapons hacking with the Chinese leadership, it seems ill-advised to hand over a key piece of our national infrastructure — the piece that enables hacking — to a foreign company with numerous ties to China.

About DISH

DISH Network Corporation (NASDAQ: DISH), through its subsidiary DISH Network L.L.C., provides approximately 14.092 million satellite TV customers, as of March 31, 2013, with the highest quality programming and technology with the most choices at the best value, including HD Free for Life®. Subscribers enjoy the largest high definition line-up with more than 200 national HD channels, the most international channels, and award-winning HD and DVR technology. DISH Network Corporation’s subsidiary, Blockbuster L.L.C., delivers family entertainment to millions of customers around the world. DISH Network Corporation is a Fortune 200 company. Visit www.dish.com.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements contained herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of DISH Network Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. More information about such risks, uncertainties and other factors is set forth in DISH Network Corporation’s Disclosure Regarding Forward-Looking Statements included in its recent filings with the Securities and Exchange Commission (the “SEC”), including its annual report on Form 10-K for the year ended December 31, 2012 and any subsequent quarterly reports on Form 10-Q. Risks and uncertainties relating to the proposed transaction include, without limitation, the risks that: Sprint Nextel Corporation will not enter into any definitive agreement with DISH Network Corporation or the terms of any definitive agreement will be materially different from those described above; the parties will not obtain the requisite financing or regulatory approvals for the proposed transaction; the proposed transaction will not be consummated for any other reason; management’s attention will be diverted from ongoing business operations; and the anticipated benefits of the transaction will not be realized. The forward-looking statements speak only as of the date made, and DISH Network Corporation expressly disclaims any obligation to update these forward-looking statements.

Additional Information About the Proposed Transaction and Where to Find It

This communication relates to a business combination transaction with Sprint Nextel Corporation proposed by DISH Network Corporation, which may become the subject of a registration statement filed with the SEC. This communication is not a substitute for the joint proxy statement/prospectus that DISH Network Corporation and Sprint Nextel Corporation would file with the SEC if any agreement is reached or any other documents that DISH Network Corporation or Sprint Nextel Corporation may send to shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF, AND WHEN, THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, if filed, would be available free of charge at the SEC’s website (http://www.sec.gov). In addition, investors and security holders may obtain free copies of such documents filed by DISH Network Corporation with the SEC by directing a request to: DISH Network Corporation, 9601 S. Meridian Boulevard, Englewood, Colorado 80112, Attention: Investor Relations. This communication shall not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants

DISH Network Corporation and its directors and executive officers may be deemed, under the rules of the SEC, to be participants in any solicitation of shareholders of DISH Network Corporation or Sprint Nextel Corporation in connection with the proposed transaction. Investors and security holders may obtain information regarding the names, affiliations and interests of the directors and executive officers of DISH Network Corporation in its annual report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 20, 2013, and its proxy statement for the 2013 annual meeting of shareholders, which was filed with the SEC on March 22, 2013. These documents can be obtained free of charge at the SEC’s website (http://www.sec.gov) and from Investor Relations at DISH Network Corporation at the address set forth above. Additional information regarding the interests of these participants will also be included in any proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the proposed transaction when they become available.

CONTACT:

DISH Network Corporation

Media Relations: Bob Toevs, 303-723-2010, bob.toevs@dish.com, or

Investor Relations: Jason Kiser, 303-723-2210, jason.kiser@dish.com